UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Largo Inc.

(Exact name of registrant as specified in its charter)

Ontario, Canada	001-40333	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 First Canadian Place 100 King Street West, Suite 1600 Toronto, Ontario, Canada	M5X 1G5
(Address of principal executive offices)	(Zip code)

David Harris, Chief Financial Officer, 416-861-9797

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed.

☐Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,_________.

☒Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Largo Inc. (the "Company") is subject to Canada's Extractive Sector Transparency Measures Act ("ESTMA"). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. The Company's ESTMA report is available on the Company's website at

https://s29.q4cdn.com/562286712/files/doc_financials/2024/ar/2024-ESTMA_Reporting_Template_LGO.pdf or on the Government of Canada's website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

LARGO INC.	June 30, 2025
(Registrant)	(Date)

By:	/s/ David Harris
Name:	David Harris
Title:	Chief Financial Officer